May 7, 2026

Imran Alibhai
Chief Executive Officer
Tvardi Therapeutics, Inc.
3 Sugar Creet Ctr. Blvd.
Suite 525
Sugar Land, TX 77478

        Re: Tvardi Therapeutics, Inc.
            Registration Statement on Form S-3
            Filed May 1, 2026
            File No. 333-295496
Dear Imran Alibhai:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Madison A. Jones, Esq.